NOL

RECEIVED
2007 DEC 17 A 9:25

10 December 2007

By Courier

07028671

SUPPL

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made two announcements in relation to the following:-

(1) NOL Operating Performance for Period 11, 2007
(2) Notice of Substantial Shareholder's Interests by AXA S.A.

Attached are copies of the above announcements for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

PROCESSED
DEC 20 2007
THOMSON FINANCIAL

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 10Dec07.DOC

APL
APL Logistics
Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	10-Dec-2007 17:21:12
Announcement No.	00045

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 11, 2007
Description	Attached is the operating performance for the 4 weeks (Period 11) from 20 October 2007 to 16 November 2007.
Attachments:	NOL_Operating_Performance_for_P11_2007.pdf Total size = **32K** (2048K size limit recommended)

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Monthly Unaudited Operational Update

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

10 December 2007

NOL's liner operating performance metrics for the 4 weeks (Period 11) from 20 October 2007 to 16 November 2007 are as follows:

	Period 11, 2007	Period 11, 2006	% Change		YTD 2007	YTD 2006	% Change
Liner							
a) Volume (FEU)	192,400	167,000	15		2,069,100	1,851,800	12
b) Average Revenue Per FEU (US$/FEU)	2,860	2,559	12		2,727	2,644	3

For the four weeks of P11, 2007, liner volumes increased 15% over the same period last year reflecting continued robust container demand growth. Average revenue per FEU (Forty-foot Equivalent Unit) increased 12% over the corresponding period last year.

P11 YTD liner volumes increased 12% over the corresponding period last year, while YTD average revenue per FEU showed a 3% improvement over P11 YTD, 2006 levels.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

APL Average Revenue per FEU (updated as at Period 11, 2007)


APL Average Revenue per FEU (2005-2007)
US$/FEU
3,000
2,800
2,600
2,400
'Period 11, 2007
Y-o-Y : +12%
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
P2 07
P3 07
P4 07
P5 07
P6 07
P7 07
P8 07
P9 07
P10 07
P11 07
Period

Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	10-Dec-2007 17:40:00
Announcement No.	00061

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	10-12-2007
2.	Name of Substantial Shareholder *	AXA S.A.

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	05-12-2007
2.	Name of Registered Holder	AllianceBernstein L.P. ("ABLP") - held 68,036,400 (4.636%), AXA China Region Insurance Company (Bermuda) Limited ("ACRIC") - held 5,940,000 voting shares (0.405%) & AXA Rosenberg Investment Management Asia Pacific Ltd ("ARIMAP") - held 18,000 voting shares (0.00123%)
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	AXA SA is deemed to have an interest in 73,994,400 shares in Neptune Orient Lines Limited through its affiliates, ABLP, ACRIC and ARIMAP. The holdings represent shares held at ABLP, ACRIC and ARIMAP and owned by discretionary managed client accounts whereby ABLP, ACRIC and ARIMAP are generally entitled to exercise voting rights to these shares.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	73,121,400
As a percentage of issued share capital	4.982 %
No. of Shares which are subject of this notice	873,000

As a percentage of issued share capital	0.06 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	1
No. of Shares held after the change	73,994,400
As a percentage of issued share capital	5.042 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	73,121,400
As a percentage of issued share capital	0 %	4.982 %
No. of shares held after the change	0	73,994,400
As a percentage of issued share capital	0 %	5.042 %

Footnotes

1 Amount of consideration:
(i) 200,000 shares transferred in at a cost yet to be advised by the custodian;
(ii) 673,000 shares transferred in at S$3.98 per share.

Computation of shareholding is based on NOL's issued shares of 1,467,591,544 (excluding Treasury Shares).

Attachments:

Total size = **0**
(2048K size limit recommended)

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